VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Conlon Danberg

Re:	General Enterprise Ventures, Inc.
Registration Statement on Form S-1 Filed October 11, 2024 File No. 333-282611

Ladies and Gentlemen:

We are submitting this letter on behalf of General Enterprise Ventures, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated February 21, 2025 relating to the Company’s Amendment No. 2, filed February 14, 2025, to the Registration Statement on Form S-1 (Registration No. 333-282611) filed with the Commission on October  11, 2024 (the “Registration Statement”). Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update its financial statements and other disclosures.

In connection with responding to these comments, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings, including all information required under the Securities Act of 1933 and all information investors require for an informed decision;

Staff comments, changes to disclosure in response to staff comments and/or declaration of effectiveness does not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments or declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 2 to Registration Statement on Form S-1 filed February 14, 2025 Business Patents, trademarks and licenses and their duration, page 40

1. We note your revisions in response to prior comment 12, which we reissue. Please revise the table of patents to provide the type of patent protection and jurisdiction for each patent and clarify which patents relate to which of your products.

In response to the Staff’s comment, the Company has updated the table of patents to provide the type of patent protection and jurisdiction for each patent and which patents relate to which of our products.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (832) 452-0269.

Sincerely, Law Office of Anthony F. Newton

/s/ Anthony F. Newton
Anthony F. Newton